Securities and Exchange Commission
Division of Corporate Finance
100 F. Street NE
Washington, D. C.  20549

May 18, 2012

RE:      American Electric Power Company, Inc.
Form 8-K
Filed April 20, 2012
File No.  1-3525

Responses to the comment letter dated May 4, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned Report is provided herewith, including the text of the Staff’s comments.

Form 8-K filed April 20, 2012

Exhibit 99.1

1.  Your discussion focuses on ongoing earnings, a non-GAAP measure. Whenever one or more non-GAAP measures is discussed, Item 10(e)(i)(A) requires inclusion of the most directly related GAAP measure with equal or greater prominence. Refer to Instruction 2 of Item 2.02 of Form 8K and Item 10(e)(i)(A) of Regulation S-K. In addition, you present full non-GAAP utility operation income statements. Presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Refer to Question 102.10 of our Compliance and Disclosure Interpretations related to non-GAAP Financial Measures. Please tell how you plan to consider the above referenced guidance in future earnings discussions.

Response:

In future earnings discussions, whenever we have material differences between ongoing and GAAP earnings, we will continue to explain the differences. In our Summary Ongoing Results By Segment, we will present the information on a GAAP basis and ongoing basis, and reconcile and explain the differences. We will no longer present a non-GAAP utility operation statement, but we will include a discussion of Utility Gross Margin. To the extent there are differences between GAAP and ongoing measure of gross margin, we will reconcile and explain the differences. The GAAP basis information will have equal or greater prominence.
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AEP acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) AEP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (614-716-2821) with any questions you may have regarding our responses.

Very truly yours,

/s/ Joseph M. Buonaiuto
Joseph M. Buonaiuto
Chief Accounting Officer

cc:        William H. Thompson, Accounting Branch Chief
Adam Phippen, Staff Accountant
Brian X. Tierney, Executive Vice President and Chief Financial Officer
David M. Feinberg, Senior Vice President, General Counsel and Secretary